SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
under the Securities Exchange Act of 1934*
(Amendment No. 6)

COMPANHIA DE BEBIDAS DAS
AMÉRICAS-AMBEV
(Name of Issuer)

AMERICAN BEVERAGE COMPANY-AMBEV
(Translation of Issuer’s Name into English)

Common Shares, without par value

American Depositary Shares, each of which represents 100 Common Shares, without par value, evidenced by American Depositary Receipts
(Title of Class or securities)

20441W104
(CUSIP Number)

Mr. Roberto Moses Thompson Motta
BRC S.à.r.l.
73 Côte d’Eich
 L-1450, Luxembourg
352 40 45 46
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
David Mercado, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

March 31, 2005
(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 9

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).
(Continued on following pages)

CUSIP No. 20441W104
1	Names of Reporting Persons BRC S.à.R.L. IRS Identification Nos. of Above Persons (entities only) Not Applicable (foreign entity)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 22,874,371,043 Common Shares (See Items 3 and 6)[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 22,874,371,043 Common Shares (See Items 3 and 6)[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,874,371,043 Common Shares (See Items 3 and 6)[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 97.1%[1]
14	Type of Reporting Person (See Instructions) HC
1 Includes (i) 16,120,095,140 common shares of Companhia de Bebidas das Américas - AmBev (“AmBev”) currently indirectly owned by InBev SA, formerly Interbrew S.A. (“InBev”), a company in which BRC S.à.R.L. (“BRC”) indirectly owns a 24.7% equity interest, which consist of (A) the 8,253,913,258 common shares of AmBev that were indirectly held by BRC and by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”) and which were contributed to InBev in exchange for the issuance to BRC of 141,712,000 ordinary shares of InBev pursuant to the Contribution and Subscription Agreement (described below), and (B) 7,866,181,882 common shares of AmBev which were issued by AmBev to a subsidiary of InBev in connection with the Incorporação Agreement (described below); (ii) the 3,794,204,726 common shares of AmBev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents which, together with the two subsidiaries of InBev (InBev Holding Brasil S.A. (formerly named Braco Investimentos) (“InBev Brasil”) and ECAP (defined below)) that hold the 8,253,913,258 common shares of AmBev referred to above, is a party to the AmBev Shareholders’ Agreement (described below); and (iii) 2,960,071,177 AmBev common shares that will be directly and indirectly owned by InBev as a result of the settlement of the mandatory tender offer which commenced February 14, 2005 (described below).  See Items 3, 4, 5 and 6 below.
 BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Interbrew Shareholders Agreement (described below) with respect to 321,712,000 ordinary shares of InBev, which represent approximately 54.65% of the outstanding capital stock of InBev.
BRC disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 20441W104
1	Names of Reporting Persons Jorge Paulo Lemann IRS Identification Nos. of Above Persons (entities only) Not Applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 10
	8	Shared Voting Power 22,874,371,053 Common Shares (See Items 3 and 6)[1]
	9	Sole Dispositive Power 10
	10	Shared Dispositive Power 22,874,371,053 Common Shares (See Items 3 and 6)[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,874,371,053 Common Shares (See Items 3 and 6)[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 97.1%[1]
14	Type of Reporting Person (See Instructions) IN
1 Includes (i) 16,120,095,140 common shares of Companhia de Bebidas das Américas - AmBev (“AmBev”) currently indirectly owned by InBev SA, formerly Interbrew S.A. (“InBev”), a company in which BRC S.à.R.L. (“BRC”) indirectly owns a 24.7% equity interest, which consist of (A) the 8,253,913,258 common shares of AmBev that were indirectly held by BRC and by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”) and which were contributed to InBev in exchange for the issuance to BRC of 141,712,000 ordinary shares of InBev pursuant to the Contribution and Subscription Agreement (described below), and (B) 7,866,181,882 common shares of AmBev which were issued by AmBev to a subsidiary of InBev in connection with the Incorporação Agreement (described below); (ii) the 3,794,204,726 common shares of AmBev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents which, together with the two subsidiaries of InBev (InBev Holding Brasil S.A. (formerly named Braco Investimentos) (“InBev Brasil”) and ECAP (defined below)) that hold the 8,253,913,258 common shares of AmBev referred to above, is a party to the AmBev Shareholders’ Agreement (described below); and (iii) 2,960,071,177 AmBev common shares that will be directly and indirectly owned by InBev as a result of the settlement of the mandatory tender offer which commenced February 14, 2005 (described below).  See Items 3, 4, 5 and 6 below.
BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Interbrew Shareholders Agreement (described below) with respect to 321,712,000 ordinary shares of InBev, which represent approximately 54.65% of the outstanding capital stock of InBev. In  addition, Mr. Lemann is a party to the Shareholders’ Voting Rights Agreement (described below) with Mr. Telles and Mr. Sicupira pursuant to which Messrs. Lemann, Sicupira and Telles have agreed to certain terms which will govern, in part, their indirect ownership interests in BRC. See Item 6 below.
Mr. Lemann disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 20441W104
1	Names of Reporting Persons Carlos Alberto da Veiga Sicupira IRS Identification Nos. of Above Persons (entities only) Not Applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 5
	8	Shared Voting Power 22,874,371,048 Common Shares (See Items 3 and 6)[1]
	9	Sole Dispositive Power 5
	10	Shared Dispositive Power 22,874,371,048 Common Shares (See Items 3 and 6)[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,874,371,048 Common Shares (See Items 3 and 6)[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 97.1%[1]
14	Type of Reporting Person (See Instructions) IN
1 Includes (i) 16,120,095,140 common shares of Companhia de Bebidas das Américas - AmBev (“AmBev”) currently indirectly owned by InBev SA, formerly Interbrew S.A. (“InBev”), a company in which BRC S.à.R.L. (“BRC”) indirectly owns a 24.7% equity interest, which consist of (A) the 8,253,913,258 common shares of AmBev that were indirectly held by BRC and by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”) and which were contributed to InBev in exchange for the issuance to BRC of 141,712,000 ordinary shares of InBev pursuant to the Contribution and Subscription Agreement (described below), and (B) 7,866,181,882 common shares of AmBev which were issued by AmBev to a subsidiary of InBev in connection with the Incorporação Agreement (described below); (ii) the 3,794,204,726 common shares of AmBev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents which, together with the two subsidiaries of InBev (InBev Holding Brasil S.A. (formerly named Braco Investimentos) (“InBev Brasil”) and ECAP (defined below)) that hold the 8,253,913,258 common shares of AmBev referred to above, is a party to the AmBev Shareholders’ Agreement (described below); and (iii) 2,960,071,177 AmBev common shares that will be directly and indirectly owned by InBev as a result of the settlement of the mandatory tender offer which commenced February 14, 2005 (described below).  See Items 3, 4, 5 and 6 below.
 BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Interbrew Shareholders Agreement (described below) with respect to 321,712,000 ordinary shares of InBev, which represent approximately 54.65% of the outstanding capital stock of InBev. In  addition, Mr. Sicupira is a party to the Shareholders’ Voting Rights Agreement (described below) with Mr. Lemann and Mr. Telles pursuant to which Messrs. Lemann, Sicupira and Telles have agreed to certain terms which will govern, in part, their indirect ownership interests in BRC.  See Item 6 below.
Mr. Sicupira disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 20441W104
1	Names of Reporting Persons Marcel Herrmann Telles IRS Identification Nos. of Above Persons (entities only) Not Applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 5
	8	Shared Voting Power 22,874,371,048 Common Shares (See Items 3 and 6)[1]
	9	Sole Dispositive Power 5
	10	Shared Dispositive Power 22,874,371,048 Common Shares (See Items 3 and 6)[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,874,371,048 Common Shares (See Items 3 and 6)[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 97.1%[1]
14	Type of Reporting Person (See Instructions) IN
1 Includes (i) 16,120,095,140 common shares of Companhia de Bebidas das Américas - AmBev (“AmBev”) currently indirectly owned by InBev SA, formerly Interbrew S.A. (“InBev”), a company in which BRC S.à.R.L. (“BRC”) indirectly owns a 24.7% equity interest, which consist of (A) the 8,253,913,258 common shares of AmBev that were indirectly held by BRC and by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”) and which were contributed to InBev in exchange for the issuance to BRC of 141,712,000 ordinary shares of InBev pursuant to the Contribution and Subscription Agreement (described below), and (B) 7,866,181,882 common shares of AmBev which were issued by AmBev to a subsidiary of InBev in connection with the Incorporação Agreement (described below); (ii) the 3,794,204,726 common shares of AmBev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents which, together with the two subsidiaries of InBev (InBev Holding Brasil S.A. (formerly named Braco Investimentos) (“InBev Brasil”) and ECAP (defined below)) that hold the 8,253,913,258 common shares of AmBev referred to above, is a party to the AmBev Shareholders’ Agreement (described below); and (iii) 2,960,071,177 AmBev common shares that will be directly and indirectly owned by InBev as a result of the settlement of the mandatory tender offer which commenced February 14, 2005 (described below).  See Items 3, 4, 5 and 6 below.
BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Interbrew Shareholders Agreement (described below) with respect to 321,712,000 ordinary shares of InBev, which represent approximately 54.65% of the outstanding capital stock of InBev. In  addition, Mr. Telles is a party to the Shareholders’ Voting Rights Agreement (described below) with Mr. Lemann and Mr. Sicupira pursuant to which Messrs. Lemann, Sicupira and Telles have agreed to certain terms which will govern, in part, their indirect ownership interests in BRC. See Item 6 below.
Mr. Telles disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

Item 1. Security and Issuer.

This Schedule 13D relates to the common shares, without par value (the “AmBev Common Shares”), of Companhia de Bebidas das Américas-AmBev, a corporation incorporated under the laws of the Federative Republic of Brazil (“AmBev”).  AmBev Common Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents 100 AmBev Common Shares, evidenced by American Depositary Receipts.  The address of AmBev’s principal executive offices is Rua Dr. Renato Paes de Barros 1017, 4o andar, 04530-001, São Paulo, SP, Brazil.

Item 3. Source and Amount of Funds or other Consideration.

This Item 3 is hereby amended and supplemented as follows:

On March 29, 2004, the auction consummating the mandatory tender offer (the “MTO”) made by InBev for the AmBev Common Shares outstanding in the market took place on the premises of the São Paulo Stock Exchange. On March 31, 2005, InBev announced that 1,612,915,545 AmBev Common Shares were tendered in exchange for the cash payment option in the auction and 1,347,155,632 AmBev Common Shares were tendered in exchange for the stock payment option in the auction.

In accordance with the Edital dated February 14, 2005, InBev (through InBev Brasil) will pay to AmBev common shareholders who have tendered their Common Shares in exchange for the cash payment option an amount in Brazilian Reais (R$) equal to EUR 353.28 for each 1,000 AmBev Common Shares tendered. After conversion pursuant to the methodology provided in section 1.4.2 of the Edital, the amount to be paid to tendering holders will be R$1,224.64 for each 1,000 AmBev Common Shares tendered for an aggregate amount of approximately EUR 570 millions (R$ 1,975 million). The settlement date for the cash option is April 5, 2005. The AmBev Common Shares acquired in exchange for the cash payment option will be indirectly beneficially owned by InBev through its InBev Brasil subsidiary.

In accordance with the Edital, AmBev common shareholders tendering their AmBev Common Shares in exchange for the Stock Payment Option will be entitled to receive 13.827166 InBev ordinary shares for each 1,000 AmBev Common Shares tendered. No fractions of InBev ordinary shares will be delivered to such tendering holders, who will receive in lieu of such fractions an amount in Brazilian Reais (R$) equal to a proportional fraction of EUR 25.55 per InBev ordinary share, after conversion in accordance with the methodology referred to in section 1.4.1(ii) of the Edital.

In order for any shareholder tendering AmBev Common Shares in exchange for the share payment option to receive the InBev ordinary shares and any cash amount to which he or she is entitled, such holder must complete the qualification procedures provided for in the Edital, except that no holder tendering in exchange for the share payment option will be required to obtain any prior authorization from the Brazilian Central Bank (BACEN) in order to execute his or her non-cash foreign exchange transaction referred to in the Edital. On March 31, 2005, InBev announced that holders tendering in exchange for the share payment option must duly complete all qualification procedures by 10:00 a.m. (Brazilian time) on April 18, 2005 (the “New Final Qualification Date”). Any holder tendering AmBev Common Shares in exchange for the share payment option who fails to duly complete all procedures by the New Final Qualification Date will not qualify for the MTO and will not receive any InBev ordinary shares or cash, as further described in section 4.5 of the Edital

Assuming all holders who have tendered their AmBev Common Shares in exchange for the share payment option duly complete the qualification procedures by the New Final Qualification Date, InBev would issue, on an aggregate basis, up to 18,627,344 InBev ordinary shares and pay such holders a non-material cash amount in Brazilian Reais (R$) in lieu of fractional InBev ordinary shares. The settlement date for the stock-for-stock option will be May 3, 2005. The AmBev Common Shares acquired in exchange for the share payment option will be directly beneficially owned by Inbev before being transferred and indirectly beneficially owned by InBev through its subsidiaries Interbrew International B.V. and then InBev Brasil.

Cash consideration used in MTO will come from InBev’s working capital.

Upon settlement of the cash payment option and the share payment option, InBev will have directly and indirectly acquired beneficial ownership of 2,960,071,177 additional AmBev Common Shares tendered in the auction, bringing InBev’s total direct and indirect beneficial ownership of AmBev Common Shares to 22,874,371,043, or 97.1% of all issued and outstanding AmBev Common Shares.

A press release issued by InBev on March 31, 2005 announcing the results of the offer is attached hereto as Exhibit R and its contents are hereby incorporated by reference herein.

Item 4. Purpose of Transaction.

This Item 4 is hereby amended and supplemented as follows:

(a), (h) The disclosure contained in Item 3 above is hereby incorporated by reference into this Item 4.

Item 5. Interest in the Securities of the Issuer

This Item 5 is hereby amended and supplemented as follows:

(a) Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.

(b) Rows (7) through (10) of the cover pages to this Schedule 13D are hereby incorporated by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

A.
Shareholders’ Agreement of AmBev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation)  (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by

Fundação, Braco S.A. and ECAP).
B.
Shareholders’ Agreement of AmBev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (original signed version in Portuguese) (incorporated by reference to Exhibit B to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

C.
Shareholders’ Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd., Santa Roseli Ltd., Santa Heloisa Ltd. and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR Global, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (incorporated by reference to Exhibit C to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

D.
Contribution and Subscription Agreement dated March 3, 2004 among S-Braco Participações S.A., Braco S.A., the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit E to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

E.
Incorporação Agreement dated March 3, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to Exhibit F to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

F.
Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to Exhibit G to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

G.
First Amendment to the AmBev Shareholders’ Agreement dated March 3, 2004 among Fundação, Braco Investimentos (as successor in interest to Braco S.A.) and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties, and InBev as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit I to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).
H.
Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax (incorporated by reference to Exhibit J to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

I.
Amended and Restated InBev By-laws (English translation) (incorporated by reference to Exhibit I to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

J.	Stichting By-laws (English translation) (incorporated by reference to Exhibit J to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

K.
Stichting Conditions of Administration (English translation) (incorporated by reference to Exhibit K to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

L.
Joint Filing Agreement pursuant to Rule 13d-1 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to Exhibit L to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

M.
Press Release of InBev, dated September 2, 2004 (incorporated by reference to Exhibit M to Amendment No. 1 to Schedule 13D relating to AmBev, filed on September 10, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

N.
Press Release of InBev, dated October 12, 2004 (incorporated by reference to Exhibit N to Amendment No. 2 to Schedule 13D relating to AmBev, filed on October 13, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

O.	Invitation to Bid (“Edital”) published by InBev on February 14, 2005 (incorporated by reference to Exhibit O to

Amendment No. 3 to Schedule 13D relating to AmBev, filed on February 15, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).
P.
Letter of Transmittal and cover letter, dated February 28, 2005 (incorporated by reference to Exhibit P to Amendment No. 4 to Schedule 13D relating to AmBev, filed on March 1, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Q.
Press Release of InBev, dated March 23, 2005 (incorporated by reference to Exhibit Q to Amendment No. 5 to Schedule 13D relating to AmBev, filed on March 28, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

R.	Press Release of InBev, dated March 31, 2005.

[Missing Graphic Reference]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 6, 2005

BRC S.À.R.L.
by
/s/ Carlos Alberto da Veiga Sicupira
Name: Carlos Alberto da Veiga Sicupira
Title: Director

by
/s/ Roberto Moses Thompson Motta
Name: Roberto Moses Thompson Motta
Title: Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 6, 2005

JORGE PAULO LEMANN
by
/s/ Jorge Paulo Lemann
Name: Jorge Paulo Lemann

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 6, 2005

CARLOS ALBERTO DA VEIGA SICUPIRA
by
/s/ Carlos Alberto Da Veiga Sicupira
Name: Carlos Alberto Da Veiga Sicupira

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 6, 2005

MARCEL HERRMANN TELLES
by
/s/ Marcel Herrmann Telles
Name: Marcel Herrmann Telles

EXHIBIT INDEX
Exhibit No.	Description

A.
Shareholders’ Agreement of AmBev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation)  (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

B.
Shareholders’ Agreement of AmBev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (original signed version in Portuguese) (incorporated by reference to Exhibit B to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

C.
Shareholders’ Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd., Santa Roseli Ltd., Santa Heloisa Ltd. and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR Global, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (incorporated by reference to Exhibit C to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

D.
Contribution and Subscription Agreement dated March 3, 2004 among S-Braco Participações S.A., Braco S.A., the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit E to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

E.
Incorporação Agreement dated March 3, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to Exhibit F to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann,

Mr. Sicupira and Mr. Telles).
F.
Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to Exhibit G to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

G.
First Amendment to the AmBev Shareholders’ Agreement dated March 3, 2004 among Fundação, Braco Investimentos (as successor in interest to Braco S.A.) and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties, and InBev as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit I to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

H.
Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax (incorporated by reference to Exhibit J to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

I.
Amended and Restated InBev By-laws (English translation) (incorporated by reference to Exhibit I to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

J.	Stichting By-laws (English translation) (incorporated by reference to Exhibit J to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

K.
Stichting Conditions of Administration (English translation) (incorporated by reference to Exhibit K to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

L.
Joint Filing Agreement pursuant to Rule 13d-1 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to Exhibit L to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

M.
Press Release of InBev, dated September 2, 2004 (incorporated by reference to Exhibit M to Amendment No. 1 to Schedule 13D relating to AmBev, filed on September 10, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

N.
Press Release of InBev, dated October 12, 2004 (incorporated by reference to Exhibit N to Amendment No. 2 to Schedule 13D relating to AmBev, filed on October 13, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

O.
Invitation to Bid (“Edital”) published by InBev on February 14, 2005 (incorporated by reference to Exhibit O to Amendment No. 3 to Schedule 13D relating to AmBev, filed on February 15, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

P.
Letter of Transmittal and cover letter, dated February 28, 2005 (incorporated by reference to Exhibit P to Amendment No. 4 to Schedule 13D relating to AmBev, filed on March 1, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Q.
Press Release of InBev, dated March 23, 2005 (incorporated by reference to Exhibit Q to Amendment No. 5 to Schedule 13D relating to AmBev, filed on March 28, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

R.	Press Release of InBev, dated March 31, 2005.